Atlas News Inc

ATLAS NEWS

ANNUAL REPORT

5600 SMU Blvd

Dallas, TX 75206

(214) 250-3628

<http://theatlasnews.co>

This Annual Report is dated May 16, 2024.

BUSINESS

Atlas News Inc. ("Atlas" or "Atlas News" or "The Company)" is a news & media company.

A news & media company carving a lane in the world with original content, using tech-enabled journalists and intelligence gathering to create Unbiased & Unfiltered news.

Our Chief Editor and multiple writers in our News department hold intelligence positions, and our journalists are trained on and use the same platforms and technology that the CIA, DoD, and intelligence community use to gather information. We then compile and publish that information directly to our audience. This typically allows us to find information faster, more accurately, and less biased than mainstream media.

We are building a news company so the world and top businesses can be informed faster and more accurately than yesterday.

We believe Atlas is one of the fastest-growing news and media companies in the world, with some of the highest engagement on social media. With over 500k collective followers on social media, we have grown entirely organically by word of mouth and our followers strictly sharing our content.

We are focused on combining intelligence gathering and reporting with original content production. In addition to the aforementioned intelligence professionals on our team, we have ex-VICE News producers and documentarians driving our original content production. With both of these combined, we believe we are creating a unique and brash news company with ambitions to be a global media powerhouse.

Consumer:

Subscription-based, just Ike WSJ and NYT. We operate with a paywall and heavy machine learning to swiftly identify what our readers are reading and deliver content that the customer wants, based on behavior, not top-of-funnel news like traditional outlets. Our pricing ranges from $6-$8 a month and $50-$60 a year, based on pricing models. Downloading our app allows you to read a certain number of articles or watch videos/podcasts/docs and then the consumer is asked to pay.

IP:

The company has no registered or pending trademarks, patents, or other traditional IP. The Company owns the following social media handles, website, and digital app:

• Instagram account: @atlas.news3

• Instagram account: @theatlasnews

• Instagram account: @the.war.blog

• Telegram account: @atlasnewstelegram

• Twitter account: @atlasnewsco

- Website: theatlasnews.co

- Phone and digital app: The Atlas News Inc.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00001

Number of Securities Sold: 9,000,000

Use of proceeds: Equity to owners

Date: July 18, 2023

Offering exemption relied upon: Section 4(a)(2)


REGULATORY INFORMATION


The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for the fiscal year in 2021 was $0 and increased to $112,515 for the entire fiscal year of 2022. This was greatly contributed to that in 2021 we were just forming the company, and in 2022 we fully launched our website and app and were focused on revenue growth.

All of this was organic growth and word of mouth, and have spent no money on advertising or marketing so far.

Cost of sales

The cost of sales in 2021 was $0 and stayed the same at $0 for 2022. We have spent $0 to acquire sales such as advertising or marketing or costs of a subscription. Our platform is pre-built and the product is the app and website itself. There is no costs associated with acquiring a customer outside of the tech costs listed as an expense.

Gross margins

Our gross margin in 2021 was $0 as we had no operational product and our gross margin in 2022 was -$26,443. The decrease is solely attributed to the tech costs to set up our app and website.

All of this is in consideration that 2022 was our first operational year with big tech and enterprise costs, and have still spent $0 on marketing and advertising.

Expenses

The Company's expenses consist of, among other things, research and development expenses related to the development of the Atlas News platform, content production, graphic design, tech costs for both contracted developers and fees for consultant and lawyer services. The company's expenses in 2021 were $0 and increased to $138,958 in 2022. This was due to the software and tech costs for building and developing the app and website, and the costs associated with each.

We have invested heavily into the top technology to run our company and product and brought on new software partners, which is solely what contributes to the increase in costs.

Historical results and cash flows:

The Company is currently in the initial product and growth stage stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we believe we have strong, industry-leading KPIs with $0 spent on marketing and lots of organic room to grow. We are of the opinion we will have growth over the next 12-14 months. Past cash was primarily generated through online subscriptions to the app and website.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $147,349.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Stephen Duncan Nix

Stephen Duncan Nix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Chairman of the Board

Dates of Service: August, 2021 - Present

Responsibilities: Leading overall direction and growth strategy. Responsible for running the company and raising capital as the company expands. Stephen does not currently take a salary. In order for Stephen to begin taking a salary, the Board of Directors for the Company will need to vote to provide authorization. The Company expects the Board of Directors meeting to occur when the Company raises $200k in funding via this raise or any other offering.

Other business experience in the past three years:

Employer: Nix Organization

Title: Managing Partner

Dates of Service: November, 2017 - Present

Responsibilities: Advertising and product development consulting

Name: Stanford Duncan Nix

Stanford Duncan Nix's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Board Member (Director)

Dates of Service: September, 2021 - Present

Responsibilities: My role centers on overseeing and optimizing day-to-day operations, as well as leading the successful implementation of new products and initiatives. I play a crucial part in driving operational excellence and growth, ensuring our company achieves its strategic goals with efficiency and innovation. Stanford does not take a salary.

Other business experience in the past three years:

Employer: Nix Organization

Title: Managing Partner

Dates of Service: January, 2019 - Present

Responsibilities: Advertising and product development consulting

Name: William Marvin Fegan

William Marvin Fegan's current primary role is with Lockheed Martin . William Marvin Fegan currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Revenue Officer & Board Member (Director)

Dates of Service: August, 2021 - Present

Responsibilities: Execute revenue growth for Atlas News through means of conversion growth, churn reduction, and related revenue growth strategies. Liam does not take a salary.

Other business experience in the past three years:

Employer: Lockheed Martin

Title: Government Financial Analyst for Missile Defense and F-16/F-22 Programs

Dates of Service: June, 2018 - April 2024

Responsibilities: Managed a $2b+ financial account for Lockheed Martin on multiple flight systems and weapon systems.

Name: Deven Paul D'eon

Deven Paul D'eon's current primary role is with Vannevar Labs. Deven Paul D'eon currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member (Director) and Chief Editor

Dates of Service: August, 2021 - Present

Responsibilities: Board member and Chief Editor. Responsible for all content created, content plans, and forward facing brand and content material. Leads the entire journalism team. Deven does not take a salary.

Other business experience in the past three years:

Employer: Vannevar Labs

Title: Head of Data

Dates of Service: November, 2021 - Present

Responsibilities: Is responsible for information gathering and sorting for multiple teams and units within the company.

Other business experience in the past three years:

Employer: US Coast Guard Auxiliary

Title: AUP Cadet

Dates of Service: October, 2017 - June, 2021

Responsibilities: Executive Officer and PT Coordinator of the Auxiliary University Program unit at MMA. Head of member training and progress tracking.

Other business experience in the past three years:

Employer: Strike Source

Title: Analyst

Dates of Service: August, 2020 - August, 2021

Responsibilities: Providing Analysis for information processing.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Stephen Nix

Amount and nature of Beneficial ownership: 2,416,667

Percent of class: 26.85

Title of class: Common Stock

Stockholder Name: Stanford Nix

Amount and nature of Beneficial ownership: 2,416,667

Percent of class: 26.85

Title of class: Common Stock

Stockholder Name: Deven D'eon

Amount and nature of Beneficial ownership: 2,416,666

Percent of class: 26.85


RELATED PARTY TRANSACTIONS


NA


OUR SECURITIES


Common Stock

The amount of security authorized is 10,000,000 with a total of 9,100,000 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May

16, 2024.

Atlas News Inc

By /s/ *Stephen Nix*

      Name: <u>Atlas News Inc</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

	Common stock		Accumulated Deficit [1]	Total Stockholders' Deficit [2]
	Shares	Amount		
Inception	-	$ -	$ -	$ -
Issuance of founders stock	10,000,000	100	-	100
Net income (loss)	-	-	(62,873)	(62,873)
31-Dec-23	10,000,000	$ 100	$ (62,873)	$ (62,773)

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

[1] davidg:
If totals are positive numbers, change to "Retained Earnings"

[2] davidg:
If totals are positive, changed to "Stockholders' Equity"

Atlas News

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking-7285	2,396.66
Total Bank Accounts	**$2,396.66**
Total Current Assets	**$2,396.66**
TOTAL ASSETS	**$2,396.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX-2000	2,221.20
Total Credit Cards	**$2,221.20**
Total Current Liabilities	**$2,221.20**
Total Liabilities	**$2,221.20**
Equity	
Partner Contributions	70,383.34
Partner Distributions	-54,160.17
Reconciliation Adjustments	8,681.80
Retained Earnings	
Net Income	-24,729.51
Total Equity	**$175.46**
TOTAL LIABILITIES AND EQUITY	**$2,396.66**

NOTE 1 – NATURE OF OPERATIONS

Atlas News, LLC was formed on September 1, 2021 ("Inception") in the State of Texas. Atlas News, LLC converted to Atlas News Inc. on February 15, 2023. The financial statements of Atlas News Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared on a cash basis. The Company's headquarters are located in Dallas, Texas.

Atlas News Inc. provides quality news with a global focus. In an age where major news organizations are pushing an agenda, Atlas News Inc. provides unfiltered and unbiased news coverage that puts the reader first to keep him well-informed. The Company offers a mix of free and subscriber-only content that includes written articles, documentaries, and podcasts. In addition to its core offering of news and news-related content, the Company sells branded merchandise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from subscriptions when (a) persuasive evidence that an agreement exists; (b) cash has been received. Subscription customers gain instant access to all Company content once payment for membership has been made. We also recognize revenue for merchandise sales once payment is received. In 2023, merchandise sales accounted for less than 1% of the Company's $188,136 in revenue.

Stock Based Compensation
There has been no stock-based compensation to date at the Company.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has no long-term related debt. The only debt-related item on the Company balance sheet is credit card debt that is paid in full every month. Credit card debt is used to fund day-to-day business operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

2

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001 per share. As of April 26th, 2024 the company has 9,000,000 shares that are issued and outstanding, and 1,000,000 are reserved for the employee incentive pool.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company management has expensed living expenses including rent and some meals in lieu of taking any salary. Expenses charged to the Company are significantly less than a market salary for comparable positions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 26, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Atlas News

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-62,872.62
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Prepaid Expenses	0.00
Accounts Payable (A/P)	0.00
AMEX-2000	8,125.12
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,125.12**
Net cash provided by operating activities	**$ -54,747.50**
FINANCING ACTIVITIES	
Partner Contributions	-48,242.60
Partner Distributions	50,142.84
Start Engine	197,789.63
Net cash provided by financing activities	**$199,689.87**
NET CASH INCREASE FOR PERIOD	**$144,942.37**
Cash at beginning of period	2,396.66
CASH AT END OF PERIOD	**$147,339.03**

Atlas News

Profit and Loss
January - December 2023

	TOTAL
Income	
Services	188,136.15
Total Income	**$188,136.15**
GROSS PROFIT	**$188,136.15**
Expenses	
Advertising & Marketing	41,891.17
Bank Charges & Fees	392.91
Client Acquisition	439.11
Client Gifts	138.48
Contractors	302.82
Insurance	99.00
Job Supplies	761.57
Legal & Professional Services	
Accounting	9,558.60
Consulting	12,952.02
Legal Services	2,525.00
Technical Services	8,342.48
Total Legal & Professional Services	**33,378.10**
Meals & Entertainment	12,058.31
Memberships & Subscriptions	793.04
Merchant Fees	187.60
Shopify Fee	112.93
Stripe Fees	3,465.85
Total Merchant Fees	**3,766.38**
Office Supplies & Software	120,285.06
Other Business Expenses	3,336.68
Recruiting/Hiring Costs	19.99
Rent & Lease	18,808.85
Shipping & Postage	36.90
Small Tools and Equipment	3,200.65
Travel	
Airfare	2,188.31
Car rental	389.10
Hotels	1,532.16
Meals	807.81
Other	1,268.12
Parking & Tolls	323.00
Ride Shares & Public Transportation	473.46
Total Travel	**6,981.96**
Utilities	3,649.81

Atlas News

Profit and Loss

January - December 2023

	TOTAL
Vehicle	
Gas & Fuel	1,138.34
Total Vehicle	**1,138.34**
Total Expenses	**$251,479.13**
NET OPERATING INCOME	**$ -63,342.98**
Other Income	
Credit Card Rewards	470.36
Total Other Income	**$470.36**
NET OTHER INCOME	**$470.36**
NET INCOME	**$ -62,872.62**

Atlas News

Profit and Loss
January - December 2022

	TOTAL
Income	
Services	112,514.54
Total Income	**$112,514.54**
GROSS PROFIT	**$112,514.54**
Expenses	
Advertising & Marketing	9,062.99
Bank Charges & Fees	45.00
Client Gifts	281.45
Interest Paid	101.13
Legal & Professional Services	12,280.64
Meals & Entertainment	498.28
Memberships & Subscriptions	681.13
Merchant Fees	2.14
Shopify Fee	719.70
Stripe Fees	7,241.47
Total Merchant Fees	**7,963.31**
Office Supplies & Software	102,402.69
Other Business Expenses	4.00
Recruiting/Hiring Costs	547.73
Rent & Lease	1,701.50
Shipping & Postage	104.09
Small Tools and Equipment	540.42
Travel	11.00
Utilities	2,691.02
Vehicle	
Gas & Fuel	41.31
Total Vehicle	**41.31**
Total Expenses	**$138,957.69**
NET OPERATING INCOME	**$ -26,443.15**
Other Income	
Credit Card Rewards	1,713.64
Total Other Income	**$1,713.64**
NET OTHER INCOME	**$1,713.64**
NET INCOME	**$ -24,729.51**

I, Stephen Nix, the Chief Executive Officer of Atlas News Inc, hereby certify that the financial statements of Atlas News Inc and notes thereto for the periods ending December 2022 and December 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023 the amounts reported on our tax returns were total income of $188,136; taxable income of $(-44,910) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 26, 2024.

Stephen Nix

__________Stephen Nix_____________ (Signature)

__________Chief Executive Officer_____________ (Title)

___________April 26,2024____________ (Date)

Atlas News

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Chase Checking-7285	147,339.03
Total Bank Accounts	**$147,339.03**
Other Current Assets	
Prepaid Expenses	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$147,339.03**
TOTAL ASSETS	**$147,339.03**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
AMEX-2000	10,346.32
Total Credit Cards	**$10,346.32**
Total Current Liabilities	**$10,346.32**
Total Liabilities	**$10,346.32**
Equity	
Partner Contributions	22,140.74
Partner Distributions	-4,017.33
Reconciliation Adjustments	8,681.80
Retained Earnings	-24,729.51
Start Engine	197,789.63
Net Income	-62,872.62
Total Equity	**$136,992.71**
TOTAL LIABILITIES AND EQUITY	**$147,339.03**


Atlas News

Statement of Cash Flows

January - December 2022


	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,047.71
Adjustments to reconcile Net Income to Net Cash provided by operations:	
AMEX-2000	2,221.20
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**2,221.20**
Net cash provided by operating activities	**$ -13,826.51**
FINANCING ACTIVITIES	
Partner Contributions	70,383.34
Partner Distributions	-54,160.17
Net cash provided by financing activities	**$16,223.17**
NET CASH INCREASE FOR PERIOD	**$2,396.66**
CASH AT END OF PERIOD	**$2,396.66**

CERTIFICATION

I, Stephen Nix, Principal Executive Officer of Atlas News Inc, hereby certify that the financial statements of Atlas News Inc included in this Report are true and complete in all material respects.

Stephen Nix

CEO